Exhibit 99.14

AMENDMENT 2013-1
NORDSTROM 401(k) PLAN & PROFIT SHARING
(2008 Restatement)

The Nordstrom 401(k) Plan & Profit Sharing (the “Plan”) is hereby amended pursuant to Plan Section 13.1-3 to conform the Plan’s hardship withdrawal provisions with the Plan’s administrative practice of permitting hardship distributions for certain Plan participants affected by the 2012 Hurricane Sandy disaster, consistent with IRS Announcement 2012-44.

1.	Section 9.7 Hardship Withdrawals is amended by deleting the last sentence of the first paragraph of that Section and replacing it with the following sentence:

“Excepting Participants who receive a hardship distribution under Section 9.7-2(g), a Participant receiving a hardship distribution after December 31, 2001 will be ineligible to make Salary Deferral Contributions (including Catch-up Contributions) for the period of six (6) consecutive months following the hardship withdrawal.”

2.	Section 9.7-2 Hardship is amended in its entirety as follows:

“9.7-2    Hardship. The term “hardship” as used herein shall mean an immediate and heavy financial need resulting from any one or more of (a) through (g) below:

(a)uninsured expenses for (or necessary to obtain) medical or dental care that would be deductible under Code section 213(d) (determined without regard to whether the expenses exceed 7.5% of the Participant’s adjusted gross income) incurred or to be incurred by the Participant or the Participant’s spouse or dependents (where a Participant’s dependents include Participant’s noncustodial children who are treated as dependents pursuant to Code section 213(d)(5), provided however that expenses with respect to any such noncustodial children exclude nonprescription drugs or medicine, other than insulin);

(b)costs directly related to the purchase (excluding mortgage payments) of a principal residence for the Participant;

(c)payment of tuition, related educational fees, and room and board expenses for up to the next twelve (12) months of post-secondary education for the Participant or the Participant’s spouse, children or dependents;

(d)payments necessary to prevent the eviction of Participant from his or her principal residence or to prevent foreclosure on the mortgage of Participant’s principal residence;

(e)payments for burial or funeral expenses for the Participant’s deceased parent, spouse, children or dependents;

(f)    uninsured expenses for the repair of damage to the Participant’s principal residence that would qualify for the casualty deduction under Code section 165 (determined without regard to whether the loss exceeds 10% of the Participant’s adjusted gross income); or

(g)    expenses resulting from the 2012 Hurricane Sandy disaster, if (1) the distribution is requested by an Employee or former Employee whose principal residence or place of employment on October 26, 2012 was located in one of the counties or Tribal Nations identified as federally declared disaster areas because of the devastation caused by Hurricane Sandy, or whose lineal ascendant or descendant, dependent or spouse had a principal residence or place of employment in one of those counties or Tribal Nations on that date; and (2) the hardship withdrawal occurs on or after October 26, 2012 and no later than February 1, 2013.

Exhibit 99.14

In addition, a hardship withdrawal may include an amount necessary to satisfy any tax obligation which becomes payable on account of a distribution for any hardship described in (a) through (g), above. For purposes of this 9.7-2, the term “dependents” shall have the meaning prescribed under Code section 152, without regard to subsections (b)(1), (b)(2) and (d)(1)(B).”

3.	Section 9.7-3 Representation that Distribution is Necessary to Satisfy Financial Need is amended by deleting subsection (b) thereof and replacing it with the following new subsection (b):

“(b)    Excepting hardship withdrawals made under Section 9.7-2(g), the Administrator shall require the Participant to provide written certification of the facts and circumstances establishing that Participant has met one of the hardship categories and may consider other relevant evidence. Such written certification shall require the Participant to represent that the financial need cannot reasonably be relieved: (1) through reimbursement or compensation by insurance or otherwise; (2) by liquidation of the Participant’s assets; (3) by cessation of Elective Deferrals under the Plan; (4) by other currently available distributions and nontaxable loans under the Plan and under any other plan maintained by the Employer or by any other employer; or (5) by borrowing from commercial sources on reasonable commercial terms in an amount sufficient to satisfy the need. A Participant’s need cannot reasonably be relieved by taking one of the above actions (1) through (5) if the effect would be to increase the amount of the need.”

4.	Section 9.7-7 Ordering Rule is amended in its entirety as follows:

“9.7-7    Ordering Rule. Excepting hardship withdrawals made under Section 9.7-2(g), hardship withdrawals are not available unless and until the Participant has first exhausted all other sources of funds to satisfy the hardship, including but not limited to Participant loans available from this Plan. Hardship withdrawals of Elective Deferral Contributions are not available unless and until the Participant has first exhausted hardship withdrawals of any Rollover Account. In addition, hardship withdrawals of Employer Profit Sharing Contributions are not available unless and until the Participant has first exhausted hardship withdrawals of Elective Deferral Contributions.”

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IN WITNESS WHEREOF, pursuant to proper authority, this Amendment 2013-1 has been executed on behalf of the Company this ________ day of ________________, 2013.

NORDSTROM, INC.

By:    ___________________________________
Name:    Delena Sunday
Title:    Executive Vice President
Human Resources and Diversity Affairs